# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SYNLOGIC, INC., CIK 0001527599
CUSIP: 87166L209
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: PO BOX 30, WINCHESTER, Massachusetts (MA), 01890
Date of event which requires filing of this statement: 04/02/2026
Amends the filing with accession number 0001937147-24-000001
Filed by CIK 0001937147
Persons authorized to receive notices and communications: JACOB MA-WEAVER, CABLE CAR CAPITAL, LP, 601 California Street, Suite 1151, San Francisco, California (CA), 94108, 415-857-1965; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Funicular Funds, LP (CIK 0001937147): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,312,219; shared voting power 0; sole dispositive power 3,312,219; shared dispositive power 0; aggregate amount beneficially owned 3,312,219 (28.3% of the class)
- Cable Car Capital, LP (CIK 0001699575): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 3,312,219; shared voting power 0; sole dispositive power 3,312,219; shared dispositive power 0; aggregate amount beneficially owned 3,312,219 (28.3% of the class)
  Comment: Formerly known as Cable Car Capital LLC
- Ma-Weaver Jacob (CIK 0001922140): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,312,219; shared voting power 0; sole dispositive power 3,312,219; shared dispositive power 0; aggregate amount beneficially owned 3,312,219 (28.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SYNLOGIC, INC.
Address of issuer's principal executive offices: PO BOX 30, WINCHESTER, Massachusetts (MA), 01890
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1") relating to the Common Stock, par value $0.001 per share (the "Shares"), of Synlogic, Inc. (the "Issuer"). This Amendment No. 1 amends the Schedule 13D filed by the Reporting Persons as specifically set forth herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) is hereby amended to read as follows:

Cable Car is an SEC registered investment adviser and serves as the general partner of the Fund.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 2, 2026, the Reporting Persons delivered a letter to the Board of Directors of the Issuer setting forth a non-binding proposal (the "Proposal") to acquire all outstanding Shares not already owned by the Reporting Persons for $0.64 per share in cash.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the Proposal, which is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based on 11,698,919 Shares outstanding as of March 5, 2026, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2026.

As of the date hereof, the Fund beneficially owned 3,312,219 Shares, constituting approximately 28.3% of the Issuer's outstanding Shares. Cable Car, as the General Partner of the Fund, may be deemed the beneficial owner of the 3,312,219 Shares owned by the Fund. Mr. Ma-Weaver, as the Managing Member of Cable Car, may be deemed the beneficial owner of the 3,312,219 Shares owned by the Fund.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On April 2, 2026, the Reporting Persons submitted the Proposal defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Proposal, dated April 2, 2026.

## Signatures
- Funicular Funds, LP: /s/ Jacob Ma-Weaver, Jacob Ma-Weaver, Managing Member (04/06/2026)
- Cable Car Capital, LP: /s/ Jacob Ma-Weaver, Jacob Ma-Weaver, Managing Member (04/06/2026)
- Ma-Weaver Jacob: /s/ Jacob Ma-Weaver, Jacob Ma-Weaver (04/06/2026)